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                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                         FOR THE MONTH OF AUGUST, 2001

                               ABN AMRO BANK N.V.
                (Translation of Registrant's name into English)


                                THE NETHERLANDS
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                        (Jurisdiction of Incorporation)



                             Gustav Mahlerlaan 10,
                       1082 PP Amsterdam, The Netherlands
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                             FORM 20-F X FORM 40-F
                                      ---

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                                   YES NO X
                                         ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable
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The Information contained in this Report is incorporated by reference into
Registration Statement No. 333_49198.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ABN AMRO BANK N.V.




Dated: August 7, 2001                       By: /s/ Mark Egert
                                               ---------------
                                            Name:  Mark Egert
                                            Title:   Attorney-in-fact



                                            By: /s/ Robert J. Mulligan, Jr.
                                               ----------------------------
                                            Name:  Robert J. Mulligan, Jr.
                                            Title:   Attorney-in-fact



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                               ABN AMRO BANK N.V.


                               TABLE OF CONTENTS

                                                                    Sequential
                                                                      Page
Item                                                                  Number
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1.          Selling Agency Agreement dated August __, 2001.............. 3